EXHIBIT 10.29

September 7, 2016

By E-mail
Mr. Mark Erceg
c/o Egon Zehnder

Dear Mark,

We are pleased to extend you an offer to join Tiffany and Company, a New York corporation (“Tiffany” or the “Company”) and to confirm the terms of your employment in this letter. Tiffany is a wholly-owned subsidiary of Tiffany & Co., a Delaware corporation (NYSE: TIF) (along with any successor to its business and/or assets by operation of law or otherwise, “Parent”). If you accept this offer, subject to its terms, you will be employed by Tiffany and you will be an executive officer of both Tiffany and Parent. For more information about our executive compensation program, please read Parent’s Proxy Statement dated April 8, 2016 (the “Proxy Statement”). All compensation discussed below, including equity compensation, is subject to withholding for state and federal taxes and for other deductions pursuant to our benefit plans, if applicable.

Title: Duties:
Executive Vice President - Chief Financial Officer

All duties and responsibilities typical of a public-company chief financial officer, including without limitation direct oversight of and responsibility for i) tax, treasury, finance, audit, reporting, accounting, investor relations, and similar functions; ii) information systems; and iii) indirect procurement.

Current Reporting:	Frederic Cumenal, Chief Executive Officer
Commencement Date:
As soon as possible, but no later than November 15, 2016. If you fail to commence employment by this date, this offer shall be deemed withdrawn and of no force or effect.  The term “Commencement Date” refers to the date you actually begin employment with Tiffany.

Base Salary:
Salary at an initial gross annualized rate of $850,000, payable in periodic installments in accordance with the Company’s customary payroll practices. The Company may in its sole discretion increase (but not decrease) this rate, but has no obligation to do so.

Annual Incentive Award:
Starting in Fiscal 2017 (as defined below), you will be eligible to receive an annual incentive award under the Tiffany & Co. 2014 Employee Incentive Plan (such plan, or any successor plan, the “Incentive Plan”). Your target annual incentive award will be 80% of your base salary. You will not be eligible for an annual incentive award for Fiscal 2016.

Annual incentive awards are subject to the execution, and governed by the terms, of a Cash Incentive Award Agreement, the current form of which is attached as Exhibit A.  As set forth in that Agreement, the amount actually paid in connection with an annual incentive award may be greater or less than the target, and may be $0. Annual incentive awards are paid, if at all, on the basis of Fiscal Year performance by the end of April of the following year. (For instance, the Fiscal 2017 annual incentive award, if paid at all, will be paid on or before April 30, 2018.)

The terms of the Incentive Plan and the Cash Incentive Award Agreement or any other terms and conditions adopted under the Incentive Plan will control with respect to the annual incentive awards described in this letter. The Incentive Plan and such terms and conditions are subject to change and may be modified at any time and from time to time.

As used in this letter, “Fiscal” and “Fiscal Year” refers to February 1 of the year in question through January 31 of the following year.

Long Term Incentive Award:
Under the current practice of the Compensation Committee (the “Committee”), of the Parent’s Board of Directors, which practice is subject to change without notice in the Committee’s sole discretion, long term equity incentive awards are granted to continuing members of senior management at the Committee’s regularly scheduled January meeting. Under that current practice, the total target value of long term equity incentive awards is based on a percentage of base salary, to be determined by the Committee in its sole discretion. The total target value of your long term equity incentive awards has been established as 250% of your base salary.

The Committee’s current practice (which is subject to change without notice in the Committee’s sole discretion) is to award half of the total target value of long term equity incentive awards as stock options that vest 25% for each year of continuing employment, and half as performance-based restricted stock units that vest following a three-year performance period (the amount of units, if any, that vest being contingent on the Parent’s performance relative to certain performance metrics established by the Committee).

Stock options, performance-based restricted stock units and other long term equity incentive awards (including the special sign-on recommended awards described below) are subject to the Incentive Plan and terms and conditions adopted by the Committee thereunder, which shall be controlling. The Incentive Plan and such terms and conditions may be modified at any time and from time to time.

Special Sign-On Long Term Incentive Awards
At the Committee’s next regularly scheduled meeting following your Commencement Date, the Chief Executive Officer will recommend that the Committee approve the following one-time sign-on awards to you:

Special Sign-On Time-Vesting Option Grant
(i) A stock option award to purchase shares of the Parent’s common stock (“Common Stock”). The per-share value of the shares of Common Stock subject to such award will be determined by the Black-Scholes pricing model; on this basis, the total grant date value of the shares of

Common Stock underlying the recommended award will be equal to $2,000,000. The “strike price” (option exercise price) will be the Grant Date Market Price (as defined below). The stock options will vest over three years in equal installments on the applicable anniversaries of the grant date, and will be subject to the terms attached as Exhibit B, which will be controlling in all respects.

“Grant Date Market Price” means a per share value of the Common Stock determined by Parent’s Corporate Secretary as the higher of (i) the simple arithmetic mean of the high and low sale price of such stock on the New York Stock Exchange on the grant date or (ii) the closing price on such Exchange on the grant date.

Special Sign-On Time-Vesting Restricted Stock Unit Grant
(ii) Restricted stock units (“Units”) that will convert on maturity on a one-to-one basis into shares of Common Stock. The Units will have an aggregate value of $2,000,000 on the grant date, based on the Grant Date Market Price. The Units will vest over three years in equal installments on the applicable anniversaries of the grant date, and will be subject to the terms attached as Exhibit C, which will be controlling in all respects.

Special Conditional Sign-On Bonus
You will receive a one-time cash payment in the amount of $750,000, to be paid after January 1, 2017 but on or before April 30, 2017 (the “Sign-On Bonus”), provided you remain employed at the time of payment. Payment of the Sign-On Bonus will be subject to your execution of the Conditional Sign-On Bonus Acknowledgment and Agreement attached hereto as Exhibit D, providing for recoupment by Tiffany of the Sign-On Bonus as follows, should you resign without Good Reason, or be terminated with Cause (as those terms are defined in the attached Agreement), before January 31, 2020:

	If you resign without Good Reason or are terminated With Cause before: January 31, 2018 January 31, 2019 January 31, 2020	Then Tiffany will be entitled to recoup the the following portion of the Sign-On Bonus: 100% of the Sign-On Bonus 2/3 of the Sign-On Bonus 1/3 of the Sign-On Bonus
In addition, if you are required by your current employer to repay any part of the sign-on award previously paid to you by that employer and provide satisfactory documentation of such requirement, the Company will pay you the amount you are required to repay, up to a maximum of $750,000 (the “Repayment Bonus”), within 20 days of presentation of proof that you have made a payment to your current employer. Payment of the Repayment Bonus will also be subject to your execution of the Conditional Sign-On Bonus Acknowledgment and Agreement, providing for recoupment by Tiffany of the entire amount of the Repayment Bonus should you resign voluntarily without Good Reason, or be terminated with Cause at any time before January 31, 2020.

Notwithstanding the foregoing, you may request within ten days of the date of this letter that the Sign-On Bonus and, if applicable, the Repayment Bonus, be paid to you in the form of Units in lieu of cash. If you so request, in lieu of any cash payment in respect of the Sign-On Bonus or Repayment Bonus, the Chief Executive Officer will recommend at the next regularly scheduled Committee meeting that the Committee award you Units having an aggregate value on the grant date, based on the Grant Date Market Price, equal to the amount of (i) the Sign-On Bonus, plus (ii) the Repayment Bonus, if any. Any Units granted pursuant to sub-section (i) of the preceding sentence will vest over three years in equal installments on the applicable anniversaries of the grant date, and will be subject to the terms attached as Exhibit C, which will be controlling in all respects. Any Units granted pursuant to sub-section (ii) of the preceding sentence will cliff-vest on the third anniversary of the grant date, and will be subject to the terms attached as Exhibit E, which will be controlling in all respects.

Retention Agreement:
Please refer to page PS-59 of the Proxy Statement for a discussion of our current practice of entering into a Retention Agreement with executive officers that provides for severance benefits under certain circumstances following a Change in Control (as defined in the Retention Agreement).

Prior to a Change in Control (as defined above), severance benefits will be payable to you pursuant to this letter only as follows: in the event that, on or before the second anniversary of the Commencement Date, (i) you are involuntarily terminated without Cause or you resign for Good Reason (as those terms are defined in Exhibit D), and (ii) you sign, return, and do not revoke a release of claims in a form provided by the Company, and the seven-day revocation period expires without revocation of the release prior to the 60th day following the effective date of termination (such effective date, the “Termination Date”) then the following severance benefit will be payable to you:
A. On the first payroll date following the 60th day after the Termination Date (the “Payroll Date”), you will be paid a lump sum equal to the sum of:

1. One year of base salary (as in effect on the Termination Date);

2. Any actual earned annual incentive award for the last completed Fiscal Year prior to the Termination Date, in the amount, if any, established by the Committee, if such incentive award remains unpaid as of the Payroll Date; provided, however, that if the last completed Fiscal Year prior to the Termination Date is Fiscal 2016, then the amount payable pursuant to this paragraph 2 will be the amount of the Sign-On Bonus, if it remains unpaid as of the Payroll Date; and

3. Reimbursement for the cost of twelve months of continued health care coverage available to you under Company-sponsored medical plans, pursuant to The Consolidated Omnibus Budget Reconciliation Act of 1985 (commonly known as “COBRA”).

B. In addition, you will be paid a pro-rated portion of the short-term annual incentive award for any uncompleted Fiscal Year (the “Pending Year”) in which the Termination Date occurs, calculated by multiplying (1) the number of days you were employed during the performance period, divided by the total number of days in the performance period, by (2) the annual incentive award that would have been payable to you for the Pending Year if the Termination Date had not occurred, assuming the Committee had exercised its discretion to pay such award (a) as if any individual portion of such award had been achieved at target, and (b) based on the extent of Parent’s achievement of the relevant performance measures as certified by the Committee on the basis of Parent’s publicly reported financial results for the Pending Year (with effect given to any adjustments approved by the Committee as permitted by the Incentive Plan for purposes of determining the annual incentive payments, if any, to Parent’s other executive officers). Notwithstanding the foregoing, if the Termination Date takes place during Fiscal 2016, the only amount payable pursuant to this paragraph B will be the pro-rated portion of the Sign-On Bonus, giving effect to the number of days you were employed during Fiscal 2016. For the avoidance of doubt, you acknowledge that, based on the foregoing calculation, the amount payable to you pursuant to this sub-section B may be greater or less than the pro-rated portion of your target award for the Pending Year, and may be $0. Such payment, if any, will be made to you in the year following the Pending Year, on or before April 30 of such following year, at the same time that annual incentive payments, if any, are made to Parent’s other executive officers.

For the avoidance of doubt, if you are terminated on or after a Change in Control, the benefits described in the above paragraphs (A) and (B) shall not apply. Further, following the second anniversary of your Commencement Date, the Company will have no obligation to provide severance payments to you in connection with your termination from employment, other than in connection with a Change in Control to the extent provided in the Retention Agreement described above.

Share Ownership Policy:	As an executive officer of Parent you will be subject to the Share Ownership Policy adopted by the Board, the current version of which is attached as Exhibit F.
Covenants:
As a condition of your receipt of equity incentive awards and, if applicable, benefits under certain retirement plans, you will be required to sign Non-Competition and Confidentiality Covenants in a form approved by the Committee. The current form of the Covenants is attached as Exhibit G.

Conditional Offer:
This is a conditional offer and is subject to your successful completion of the following background investigations, to the extent permitted by applicable law: employment and professional references, credit check, drug screen (for current use of illegal or unauthorized drugs), criminal conviction check, social security trace, education verification (if applicable), and driver’s license history (if applicable). This offer is also contingent on your satisfactory completion of a Conflict of Interest questionnaire (attached as Exhibit H) and your written representation that you are not contractually obligated to any other employer, or subject to any covenants against competition or similar covenants that would affect the full performance of your employment with Tiffany.
Employment-at-will:
Your employment is “At Will.” At Will employment means that you can quit at any time, with or without notice; and Tiffany can end your employment at any time, with or without notice, for any reason permitted by applicable law or for no reason.

Relocation:	Relocation benefits will be provided to you as described in Exhibit I.
Clawback Policy:
As an executive officer of Parent you will be subject to the Policy for Recovery of Incentive-based Compensation Erroneously Awarded to Executive Officers, in the form adopted by the Board. The current version attached as Exhibit J.

Benefits:
The Company offers a broad range of benefits and amenities for you and your eligible dependents. All such benefits are subject to the terms of the benefit plans and are available to employees generally. Health benefits include medical, dental, vision care and prescription drug benefits. Retirement benefits include a 401(k) plan with an employer match, a defined contribution retirement benefit and a defined contribution excess benefit (for earnings above statutory limits).

In addition to those programs you will be eligible to participate in a deferred compensation plan which provides tax deferred savings for additional retirement income or for planning for future expenses, such as dependent college tuition.

We also offer sick days (for your care and that of your family members) and short- and long-term disability benefits, including executive long-term disability benefits. Survivor protection benefits include accidental death and dismemberment insurance and business travel accident insurance. Health and dependent care spending accounts, long term care, adoption assistance, medical, family and bereavement leave, transportation assistance, education assistance, employee assistance, health and fitness program reimbursement, milestone and service recognition programs, employee giving program and a generous employee discount are also offered.

You will be eligible to participate in these benefit programs subject to the terms under which all such benefits are provided to Tiffany's regular full time employees, and this letter will not afford you additional rights. The terms of the applicable plan document, if any, will be controlling with respect to any of the benefits described in this letter, and all benefits described may be modified or discontinued without notice in the Company’s sole discretion.

Vacation Days:
You will be eligible for five weeks of vacation per Fiscal Year. You will accrue one-twelfth of your annual vacation at the end of each completed month of service (i.e., 2.08 days per month). After six months of employment, you may take vacation in excess of the amount you have accrued so far in the year, and then offset the excess by future accruals. All vacation requests are subject to management approval as outlined in the vacation policy or by departmental procedures.

Personal Days:	For Fiscal 2016, you will be immediately entitled to one personal day. Thereafter you will be eligible for two personal days per Fiscal Year.
Life Insurance:
The Company currently provides life insurance benefits to executive officers with the following key features:

- Executive officers own whole life policies on their own lives;
- The death benefit is three times annual base salary and the target short-term incentive award;
- The Company pays the premium on such policies in an amount sufficient to accumulate cash value;
- Premiums are calculated to accumulate a target cash value at age 65;

- The target cash value will allow the policy to remain in force after age 65 without payment of further premiums with a death benefit equivalent to twice the executive officer’s ending annual base salary and target short-term incentive or bonus amount; and
- Premiums paid by the Company constitute taxable income to the executive officer; the Company does not pay additional amounts to offset the income tax attributable to the premiums so paid.

The life insurance benefits described herein may be modified or discontinued without notice in the Company’s sole discretion.

Governing Law	These terms and conditions shall be construed in accordance with the laws of New York without regard to conflicts of law principles.
Dispute Resolution
As a condition of your employment, you will be required to agree to the Company’s Dispute Resolution Agreement, attached as Exhibit K, which will govern the resolution of any disputes regarding this letter.

Internal Revenue Code Section 409A
You and the Company agree that this letter shall be interpreted to comply with or be exempt from Section 409A of the Internal Revenue Code and the regulations and guidance promulgated thereunder to the extent applicable (collectively “Code Section 409A”), and all provisions of this letter shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A.  In no event whatsoever will the Company be liable for any additional tax, interest or penalties that may be imposed on you under Code Section 409A or any damages for failing to comply with Code Section 409A.

A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits considered “nonqualified deferred compensation” under Code Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this letter, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”  If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered nonqualified deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of such “separation from service,” and (ii) the date of your death (the “Delay Period”).  Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 13.7(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed on the first business day following the expiration of the Delay Period to you in a lump sum with interest during the Delay Period at the prime rate, and any remaining payments and benefits due under this letter shall be paid or provided in accordance with the normal payment dates specified for them herein.

With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits, to be provided in any other taxable year, provided, that, this clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Internal Revenue Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred.

For purposes of Code Section 409A, your right to receive any installment payments pursuant to this letter shall be treated as a right to receive a series of separate and distinct payments.  Whenever a payment under this letter specifies a payment period with reference to a number of days (for instance, “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

This letter sets forth our entire offer, superseding all prior oral and written offers.

Mark, we look forward to welcoming you soon. Please sign below and return the letter to me to reflect your acceptance of our offer.

Sincerely,

/s/ Victoria Berger-Gross

Victoria Berger-Gross
Senior Vice President
Global Human Resources

Enclosures
cc: Frederic Cumenal, Chief Executive Officer

/s/ Mark J. Erceg

Mark Erceg